RECEIVED

2006 NOV 17 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 November 2006

06018574

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 10, 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
NOV 2 1 2006
THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Enc
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dlw 11/20

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 16Oct06.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	13-Nov-2006 17:15:33
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL'S OPERATING PERFORMANCE FOR PERIOD 10, 2006
Description	Attached is NOL's operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 10) from 23 September 2006 to 20 October 2006.
Attachments:	NOL_Operating_Performance_for_P10_2006.pdf Total size = **42K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

13 November 2006

NOL's operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 10) from 23 September 2006 to 20 October 2006 are as follows:

	YTD 2006	YTD 2005	% Change	Period 10, 2006	Period 10, 2005	% Change
Liner						
a) Volume (FEU)	1,684,800	1,578,400	7	168,200	156,200	8
b) Average Revenue Per FEU (US$/FEU)	2,652	2,836	(6)	2,665	2,936	(9)
Logistics						
Revenue by Biz Segments (US$'000)						
Contract Logistics Services	709,900	685,400	4	72,500	75,000	(3)
International Services	350,100	344,800	2	38,600	38,900	(1)
Total	1,060,000	1030,200	3	111,100	113,900	(2)

* *Summation may not add up due to rounding*

Liner: YTD container volumes were 7% higher YoY while Period 10 (P10) volumes increased 8% YoY. YTD average revenues per FEU continue to track at a 6% decline as compared to the prior year, while P10 average revenues per FEU declined 9% over the corresponding period last year.

Logistics: Overall revenues YTD were 3% higher while P10 revenues were 2% lower than the same period last year.

Note : Periods 1 and 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 10, 2006)


APL Average Revenue per FEU (2003-2006)
US$/FEU
3,000
2,800
2,600
2,400
2,200
2,000
Period 10, 2006
Y-o-Y : -9%
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
P8 04
P9 04
P10 04
P11 04
P12 04
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
Period